Sandler O’Neill & Partners, L.P.
919 Third Avenue, 6th Floor
New York, NY 10022

December 7, 2009

VIA FACSIMILE & EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:              Mr. Michael R. Clampitt
Division of Corporation Finance

RE:	Provident Financial Holdings, Inc.
Form S-1 Registration Statement No. 333-162415

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby joins Provident Financial Holdings, Inc. in requesting that the effective date of the above-referenced registration statement be accelerated so that it may become effective at 3:00 p.m., Eastern time, on Tuesday, December 8, 2009, or as soon thereafter as is practicable.

Very truly yours,

SANDLER O’NEILL & PARTNERS, L.P.

By: Sandler O’Neill & Partners Corp.
the sole general partner

By:/s/Christopher J. DeCresce
Name: Christopher J. DeCresce

Title: Authorized Signatory